SIGNATURES:

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of: August, 2007
Commission File Number: 000-50393
NEUROCHEM INC.
275 Armand-Frappier Boulevard
Laval, Québec
H7V 4A7
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.
Form 20-F ☐ Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
SIGNATURES:
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEUROCHEM INC.

August 28, 2007
	By:	/s/ Lise Hébert, Ph.D.
Lise Hébert, Ph.D.
Vice President, Corporate Communications

Neurochem Inc. 275 Armand-Frappier Blvd. Laval, Quebec Canada H7V 4A7

For further information, please contact:

Lise Hébert, Ph.D. Vice President, Corporate Communications	Tel.: 450-680-4572 lhebert@neurochem.com
NEUROCHEM PROVIDES INFORMATION ON CASH POSITION
LAVAL, CANADA, August 28, 2007 — Following the issuance of a press release on August 26, 2007, announcing results from the tramiprosate (ALZHEMED™) North American Phase III clinical trial and the subsequent conference call on August 27, 2007, Neurochem Inc. (NASDAQ: NRMX; TSX: NRM) wishes to re-iterate that while it does not provide guidance regarding financial matters, in light of circumstances surrounding the announcement and subsequent call, based on the unaudited financial statements of the Company as at July 31, 2007, the cash position was approximately US$80 million.
The Company believes that while its cash reserves should support current operations for 15 to 18 months, the recommendations of the newly established Special Advisory Board for tramiprosate (ALZHEMED™) and other upcoming milestone events make it impossible to predict with certainty the Company’s cash requirements at any point in time.
About Neurochem
Neurochem Inc. is focused on the development and commercialization of innovative therapeutics to address critical unmet medical needs. Eprodisate (KIACTA™) is currently being developed for the treatment of Amyloid A amyloidosis, and is under regulatory review for marketing approval by the U.S. Food and Drug Administration, the European Medicines Agency and Swissmedic. Tramiprosate (ALZHEMED™), for the treatment of Alzheimer’s disease, has been the subject of a completed Phase III clinical trial in North America and is currently being studied in a Phase III clinical trial in Europe, while tramiprosate (CEREBRIL™), for the prevention of hemorrhagic stroke caused by cerebral amyloid angiopathy, has been studied in a completed Phase IIa clinical trial.
To Contact Neurochem
For additional information on Neurochem and its drug development programs, please call the North American toll-free number 1 (877) 680-4500 or visit the Web site at www.neurochem.com.

Certain statements contained in this news release, other than statements of fact that are independently verifiable at the date hereof, may constitute forward-looking statements. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond Neurochem’s control. Such risks include but are not limited to: the impact of general economic conditions, general conditions in the pharmaceutical industry, changes in the regulatory environment in the jurisdictions in which Neurochem does business, stock market volatility, fluctuations in costs, and changes to the competitive environment due to consolidation, that actual results may vary once the final and quality-controlled verification of data and analyses has been completed, as well as other risks disclosed in public filings of Neurochem. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements. The reader should not place undue reliance, if any, on the forward-looking statements included in this news release. These statements speak only as of the date made and Neurochem is under no obligation and disavows any intention to update or revise such statements as a result of any event, circumstances or otherwise. Please see the Annual Information Form for further risk factors that might affect the Company and its business.

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